

November 12, 2010

Ms. Phung Ngo-Burns
Chief Financial Officer
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067

      Re: ExpressJet Holdings, Inc.
                Form 10-K for the year ended December 31, 2009
                Filed March 2, 2010
                File No. 001-31300

Dear Ms. Ngo-Burns:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2009

Item 1A. Risk Factors - *Conversion of Our Convertible Notes Could Dilute the Ownership Interest of Existing Stockholders*

1. We note your disclosure that if you do not continue to meet the listing standards with the NYSE, you could be subject to delisting, which would constitute a default under your 11.25% Convertible Secured Notes due 2023 and could result in the obligation to repay the notes in cash at par. Please tell us how you considered this potential obligation to repay the notes in cash in your analysis of whether the embedded conversion option of

the Convertible Notes would meet the definition of a derivative and be accounted for as a liability at fair value. It appears that this provision may meet the definition of a derivative due to the net-cash settlement provisions of ASC 815-40-25-7 and 815-40-25-10. Please advise.

Statement of Operations

2. We note from your disclosures in MD&A that you suspended the operations of the Branded Flying segment on September 2, 2008. Please explain to us why you have not presented the results of operations of this segment as discontinued operations on your statement of operations. Please refer to the guidance in ASC 205-20-45.

Notes to the Financial Statements

Note 1. Adjustments and Summary of Significant Accounting Policies

(i)   Deferred Credits

3. We note your disclosure that due to the transition of your business model in 2008, you accelerated the amortization of $7.9 million in deferred credits related to spare parts and flight training. Please explain to us in further detail the nature of these deferred credits and tell us why you believe it was appropriate to recognize the total amount of these deferred credits in 2008.

(j) Operating Revenues

4. We note from your statement of operations that you present three different types of revenues: passenger; corporate aviation; and ground handling and other. However, it appears that your disclosure in Note 1 only discusses revenue recognition for corporate aviation and ground handling. Please tell us, and revise future filings to disclose how you account for passenger revenue such as under the Continental and United capacity purchase agreements. Your response and revised disclosure should include revenue recognition policy for the original and the amended Continental agreement since periods under both agreements are included in your Form 10-K and should disclose the nature, term and amounts of the agreements. Also, please explain how you account for pass-through type costs and how your policy for recording these costs is in accordance with the guidance in ASC 605-45-45.

(n) Maintenance and Repair Costs

5. We note your disclosure that maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expense as incurred, except for those maintenance costs covered by power-by-the-hour agreements, which are expensed based on contractual terms. Please tell us, and revise

your disclosure in future filings to disclose the nature of the contractual terms in regards to when you actually record the maintenance expense under power-by-the-hour agreements (i.e. based on hours flown).

Note 4. Fair Value Measurements

6. We note from your disclosures in Note 9 and elsewhere that it appears you have assets that were measured at fair value on a nonrecurring basis during 2009, such as the impairments recorded on long-lived assets. Please revise future filings to include the disclosures required by ASC 820-10-50-5 and 50-8 for these assets measured at fair value on a non-recurring basis.

Note 6. Leases

7. We note from your disclosures in your Form 10-K for the year ended December 31, 2008 that a portion of the $22.4 million of special charges incurred during 2008 related to lease return costs. Please tell us if any of the aircraft lease agreements with Continental as of December 31, 2009, related to aircraft not under the Continental CPA, had lease return provisions. If so, please tell us how you are accounting for these potential lease return costs. See guidance in Chapter 4.52 to 4.54 in the *AICPA Audit and Accounting Guide for Airlines.*

8. Please tell us if any of the lease agreements for aircraft not under the Continental CPA include payments of maintenance reserves as part of the lease payments. If so, please tell us if any of those reserves are non-refundable and explain how they are accounted for within your financial statements.

Note 7. Long-Term Debt

9. We note that regarding the guarantee of the 11.25% Convertible Secured Notes due 2023, you have included condensed consolidating financial information of the parent issuer, Holdings, the subsidiary guarantor, Airlines, and all other non-guarantor subsidiaries of Holdings. Please tell us, and disclose in future filings, if the guarantee is full and unconditional. See guidance in Rule 3-10(e) of Regulation S-X.

10. We note from your statement of operations that in 2008 you recognized a $27.8 million gain on debt discount. It appears from your disclosures in your Form 10-K for the year ended December 31, 2008 and your Form 8-K filed October 16, 2009, that this gain was recorded at the time the notes were modified in August 2008. Please explain to us, and revise your notes to the financial statements in future filings to explain how you determined or calculated the amount of the $27.8 million gain at the time of modification. As part of your response, please explain to us the assumptions used to calculate the fair value of the debt both prior to and immediately after the modifications. Also, please tell us how the implementation of FSP APB 14-1 affected the calculation of that gain.

Additionally, please tell us and disclose in future filings the carrying amount of the equity component for each date in which a balance sheet is presented. See guidance in ASC 470-20-50-4.

Form 10-Q for the Quarter Ended June 30, 2010

Note 2. Contract Flying

11. We note from your disclosure that you estimated the fair value of the United Warrant as $11.4 million on February 17, 2010, the date the warrant was issued. Please provide us with, and disclose in future filings, the assumptions used in calculating or determining the fair value of the warrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile
(832) 353-1030